FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 7, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The board of directors of the Company resolved to demerge the business of the General Display and the Public Information Display and the Demerger Proposal ”, dated May 7, 2020.

2.	Taiwan Stock Exchange filing entitled, “Supplementary announcement for the Board to resolve to convene 2020 Annual General Shareholders' Meeting (Addition of Matters for Discussion)”, dated May 7, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 7, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

May 7, 2020

English Language Summary

Subject: The board of directors of the Company resolved to demerge the business of the General Display and the Public Information Display and the Demerger Proposal

Regulation: Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/05/06

Contents:

1.	Type of merger/acquisition (e.g. merger, consolidation, spin-off ,acquisition, or receiving assignment of shares):

Spin-off

2.	Date of occurrence of the event:

2020/05/06

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

(1)	Demerged company: the Company

(2)	Existing company assuming the business: Da Qing Corporation (which currently is a preparatory office)

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

Da Qing Corporation (the preparatory office), which is the wholly-owned subsidiary of the Company.

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

(1)	Da Qing Corporation is a wholly owned subsidiary of the Company.

(2)	This demerger belongs to organization restructuring, the value of the shares to be acquired by the Company is the same as the business to be demerged and will not affect the rights of the Company’s existing shareholders.

6.	Purpose/objective of the merger/acquisition:

To promote the Company's plan of value transformation, to accelerate the extension of the value chain and improve the overall operating performance.

7.	Anticipated benefits of the merger/acquisition:

Da Qing Corporation will focus on the General Display (hereafter referred to as “GD”) and the Public Information Display (hereafter referred to as “PID”) business, and will be able to utilize the resources more effectively to promote the plan of value transformation and to extend the value chain.

In addition, this demerger can help Da Qing Corporation to seize the opportunities for upstream and downstream vertical integration strategic cooperation, and increase the flexibility of strategic cooperation.

8.	Effect of the merger or consolidation on net worth per share and earnings per share:

Since the business will to be demerged and transferred to the Company's wholly-owned subsidiary, there will be no impact on book value per share and EPS in the consolidated financial statements.

9.	Share exchange ratio and basis of its calculation:

(1)	Share exchange ratio: The business value of the GD and the PID business that the Company transfers to Da Qing Corporation by way of demerger (hereafter referred to as “Demerger”) is NTD 368,555 thousand. With NTD 10 against 1 new common share issued by Da Qing Corporation, the Company will acquire a total of 36,855,500 common shares from Da Qing Corporation. Where any remaining business value is insufficient to exchange for one share, Da Qing Corporation shall, within 30 days after change of the registration, pay the Company by cash on a lump-sum basis against such business value.

(2)	Basis of the calculation: The aforementioned share exchange ratio is determined with reference to the book value of the assets and liabilities of the Company to be transferred under the Demerger, the book value per share of the Company, and the share exchange ratio of the Demerger as advised in the opinion of independent experts.

10.	Do the CPA, lawyer or underwriter issue an unreasonable opinion?:

No

11.	Name of the CPA firm, law firm or underwriter’s company:

Ernst & Young CPAs

12.	Name of the CPA or lawyer:

Chih-Chung Chen accountant

13.	The practice certificate number of the CPA or lawyer:

Jin-Guan-Jeng-Shen-Tzu No. 1040030902

14.	Scheduled timetable for consummation:

The record date of the Demerger (hereafter referred to as “Record Date”) is indicatively to be set on January 1, 2021. Any adjustment of the Record Date, if required, shall be determined by the Board of Directors of the Company (hereafter referred to as “the Board”) authorized by the shareholders’ meeting of the Company (hereafter referred to as “the Shareholders Meeting”) and the director of Da Qing Corporation (hereafter referred to as “Da Qing Director”).

15.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

(1)	All assets and liabilities the Company transfers under the Demerger and all the effective rights and obligations as of the Record Date shall be generally assumed by Da Qing Corporation on the Record Date pursuant to relevant laws. The Company shall cooperate in carrying out required procedures, if any.

(2)	Except that the liabilities to be transferred under the Demerger are separable from the debts of the Company prior to the Demerger, Da Qing Corporation shall, together with the Company, take joint and several liability for such debts pursuant to Article 35, Paragraph 7 of the Business Mergers and Acquisitions Act within the scope of the Company's capital contribution for the transferred business. However, the creditor’s right to claim for the performance of such joint and several liabilities shall be eliminated if the creditor did not exercise such right within 2 years after the Record Date.

16.	Basic information of companies participating in the merger:

Not applicable.

17.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):

(1)	Business value of the transfer: The calculation is based on the assets minus liabilities to be transferred under the Demerger. The estimated value is NTD 368,555 thousand.

(2)	Assets to be transferred: The estimated value is NTD 4,495,356 thousand.

(3)	Liabilities to be transferred: The estimated value is NTD 4,126,801 thousand.

(4)	Number of shares the Company acquired: The business value of the Demerger will be paid by the new common shares issued by Da Qing Corporation with NTD 10 per share. The Company will acquire a total of 36,855,500 common shares from Da Qing Corporation. Where any remaining business value is insufficient to exchange for one share, Da Qing Corporation shall, within 30 days after change of the registration, pay the Company by cash on a lump-sum basis against such business value.

(5)	The business value and the amount of the assets and liabilities as mentioned above are tentatively calculated with reference to the book value of the audited financial statement of the Company prepared on December 31, 2019. The actual amount shall be defined pursuant to the book value on the Record Date.

(6)	Where adjustment of the assets or liabilities transferred under the Demerger is required, the Board, as authorized by the Shareholders Meeting, and the Da Qing Director may negotiate for such adjustment. The same process shall apply in the event that adjustment of the business value or the ratio of the number of shares issued by Da Qing Corporation is required.

18.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:

None

19.	Other important stipulations:

(1)	Upon the incorporation of Da Qing Corporation, all rights and obligations of the preparatory office of Da Qing Corporation under the Demerger Proposal shall automatically be assigned to and assumed by Da Qing Corporation.

(2)	This Demerger has been approved by the Board and will be resolved by the Shareholders Meeting to be held on June 17, 2020.

(3)	Where any of the following events occurs, the Board, as authorized by the Shareholders Meeting, may terminate the Demerger prior to the Record Date and shall have full authority to deal with relevant matters. The Board shall report the same in the next Shareholders Meeting.

(a)	Where the total number of shares to be bought back as requested by the dissenting shareholders exceeds more than 2 percent of the total issued shares of the Company;

(b)	The Company fails to obtain the consents from the lending banks or the majority of syndicated loan banks for conduct of the Demerger pursuant to the applicable loan contracts; or

(c)	The Company fails to obtain the approval from the Taiwan Stock Exchange for continuance of being listed in accordance with Article 53-19 of the Operating Rules of the Taiwan Stock Exchange Corporation.

(d)	When economic condition changes, the Board resolves not to conduct the Demerger.

20.	Do the directors have any objection to the present transaction?:

No

21.	Is it related to new business model?:

No

22.	Explanation of new business model:

Not applicable

23.	Transactions with the counterparty for the past one year and the next year:

Da Qing Corporation is currently under incorporation procedures, and hence the Company had no transaction with the counterparty in the past one year. After the Record Date, Da Qing Corporation will be one of the Company's customers.

24.	Source of funds:

Not applicable

25.	Any other matters that need to be specified:

Requirements on corporate governance of Da Qing Corporation as resolved by the Board:

1.	Before the share capital of Da Qing Corporation has reached NT $ 2.0 billion, the Company shall hold 100% shares of Da Qing Corporation.

2.	Before Da Qing Corporation's Initial Public Offerings (IPO), the following items shall be submitted to the Company's audit committee and board of directors for resolution:

(1)	Issuance of new shares by Da Qing Corporation; and

(2)	Waiver of subscription right or disposal of shares in Da Qing Corporation by the Company.

 Item 2

AU Optronics Corp.

May 7, 2020

English Language Summary

Subject: Supplementary announcement for the Board to resolve to convene 2020

Annual General Shareholders' Meeting (Addition of Matters for Discussion)

Regulation: Published pursuant to Article 4-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/05/06

Contents:

1.	Date of the board of directors resolution:2020/05/06

2.	Date for convening the shareholders' meeting:2020/06/17

3.	Location for convening the shareholders' meeting:

Meeting Room in AUO's Global Research Center

(No. 1, Gongye E. 3rd Rd., East Dist., Hsinchu Science Park, Hsinchu City)

4.	Cause or subjects for convening the meeting

(1)	Report Items:

1.	To report the business of 2019

2.	Audit Committee's Review Report and Communications between members of

Audit Committee and head of Internal Audit

3.	To report the cash dividend distribution of 2019

4.	To report the resolution and implementation of repurchase of the Company's shares

5.	To report the 2019 1st Plan of Transferring the Repurchased Shares to the Employees

6.	To report the indirect investments in China in 2019

7.	To report the issuance of securities in private placement

5.	Cause or subjects for convening the meeting

(2)	Matters for Ratification:

1.	To recognize 2019 Business Report and Financial Statements

2.	To recognize the proposal for the distribution of 2019 earnings

6.	Cause or subjects for convening the meeting

(3)	Matters for Discussion:

1.	To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

2.	To approve the demerger of the Company's business of the General Display and the Public Information Display to the Company's wholly-owned subsidiary and the Demerger Proposal

3.	To approve the amendments to Articles of Incorporation

4.	To approve the amendments to Rules and Procedures for Shareholders’ Meeting

5.	To lift non-competition restrictions on board members

7.	Cause or subjects for convening the meeting

(4)	Elections: None

8.	Cause or subjects for convening the meeting

(5)	Other Proposals: None

9.	Cause or subjects for convening the meeting

(6)	Extemporary Motions: None

10.	Book closure starting date:2020/04/19

11.	Book closure ending date:2020/06/17

12.	Any other matters that need to be specified: None